United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                         For the month of December 2000


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                              Form 40-F
                         ---                                       ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
          Commission pursuant to Rule 12g 3-2(b) under the Securities
                             Exchange Act of 1934.

                    Yes                                  No.  X
                        ---                                  ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS
Item
----
99.1.       Press announcement by ICICI Bank Limited.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2000

                                                 ICICI Bank Limited


                                                 By: /s/ Bhashyam Seshan
                                                    ---------------------------
                                                    Name:  Bhashyam Seshan
                                                    Title: Company Secretary